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                              April 21, 2021

       James Nickolas
       Chief Financial Officer
       Martin Marietta Materials Inc.
       2710 Wycliff Road
       Raleigh, North Carolina 27607

                                                        Re: Martin Marietta
Materials Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 19,
2021
                                                            File No. 001-12744

       Dear Mr. Nickolas:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In this comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Management's Discussion and Analysis
       Results of Operations
       Mix-Adjusted Average Selling Price, page 45

   1. You report mix-adjusted average selling price as a non-GAAP measure for fiscal 2020 and state that it is
calculated by comparing current-period shipments to like-for-like shipments in the comparable
period. You also state that management believes this information is useful to investors.
Please clarify the reasons why this measure provides useful
                                                        information to
investors regarding your financial condition and results of operations to comply with Item
10(e)(1)(i)(C) of Regulation S-K and further describe to us how you calculate both reported
average selling price and mixed adjusted average selling price, providing an example of
how each calculation is performed. In addition, please
                                                        disclose mix-adjusted
average selling price and the corresponding reconciliations for fiscal 2019 or tell us
why the presentation of the measure in the prior period is not
 James Nickolas
Martin Marietta Materials Inc.
April 21, 2021
Page 2
         required.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa, Branch
Chief at 202-551-3650 with any questions.



FirstName LastNameJames Nickolas                          Sincerely,
Comapany NameMartin Marietta Materials Inc.
                                                          Division of
Corporation Finance
April 21, 2021 Page 2                                     Office of Energy &
Transportation
FirstName LastName